UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 668,752[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 47,939[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 668,752[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,939[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 668,752 shares of Common Stock owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 47,939 shares of Common Stock owned of by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 9,542,063 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at March 26, 2007, as reported in NetManage’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007.

CUSIP No. 641144308	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,542,063 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at March 26, 2007, as reported in NetManage’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007.

CUSIP No. 641144308	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 143,292
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 143,292
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,542,063 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at March 26, 2007, as reported in NetManage’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007.

CUSIP No. 641144308	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 668,752[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 47,939[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 668,752[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,939[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,752[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[1]
14	TYPE OF REPORTING PERSON* IN

———————

1

Based on 9,542,063 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at March 26, 2007, as reported in NetManage’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007.

2

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s  and Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls their voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 668,752 shares owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P.

3

Riley Investment Management LLC has shared voting and dispositive power over 47,939 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

CUSIP No. 641144308	13D	Page 6

Item 5.

Interest in Securities of the Issuer

Item 5(c) and (d) as previously filed is hereby amended and restated as follows:

(c)

The following are transactions effected in Common Stock that have taken place since the Reporting Persons’ previous Schedule 13D filing through April 2, 2007.

Master	Date	Trans Code	Quantity	Price
	2/9/2007	BY	459	5.2
	2/20/2007	BY	1,774	5.2
	2/22/2007	BY	183	5.2
	2/23/2007	BY	196	5.2
	2/26/2007	BY	2,412	5.2
	2/27/2007	BY	4,493	5.2
	2/28/2007	BY	550	5.2
	3/2/2007	BY	1,962	5.2
	3/5/2007	BY	1,860	5.2
	3/6/2007	BY	2,371	5.2
	3/7/2007	BY	418	5.15
	3/9/2007	BY	8,280	5.16
	3/9/2007	BY	6,234	5.15
	3/12/2007	BY	490	5.15
	3/13/2007	BY	96	5.15
	3/14/2007	BY	16,699	5.1474
	3/19/2007	BY	9,833	5.08
	3/20/2007	BY	4,844	5.08
	3/21/2007	BY	10,423	5.08
	3/22/2007	BY	1,320	5.08
	3/23/2007	BY	4,039	5.08
	3/26/2007	BY	15,579	5.08
	3/30/2007	BY	8,454	5.25

CUSIP No. 641144308	13D	Page 7

Investment Advisory Client	Date	Trans Code	Quantity	Price
	2/9/2007	BY	41	5.2
	2/20/2007	BY	161	5.2
	2/22/2007	BY	17	5.2
	2/23/2007	BY	18	5.2
	2/26/2007	BY	218	5.2
	2/27/2007	BY	407	5.2
	2/28/2007	BY	50	5.2
	3/2/2007	BY	152	5.2
	3/5/2007	BY	144	5.2
	3/6/2007	BY	184	5.2
	3/7/2007	BY	30	5.15
	3/9/2007	BY	448	5.15
	3/9/2007	SL	8,280	5.16
	3/12/2007	BY	35	5.15
	3/13/2007	BY	7	5.15
	3/14/2007	BY	1,199	5.1474
	3/19/2007	BY	706	5.08
	3/20/2007	BY	348	5.08
	3/21/2007	BY	748	5.08
	3/22/2007	BY	95	5.08
	3/23/2007	BY	290	5.08
	3/26/2007	BY	1,119	5.08
	3/30/2007	BY	607	5.25

(d)

As the beneficial owner of 47,939 shares of the Issuer’s Common Stock, RIM’s client referenced to above is entitled to any dividends or proceeds paid, not any of the Reporting Persons.

CUSIP No. 641144308	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2007

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley